

Mail Stop 4561

September 2, 2016

Stephen G. Waldis
Chief Executive Officer and Director
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

> **Re: Synchronoss Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the quarterly period ended June 30, 2016**
> **Filed August 4, 2016**
> **Form 8-K furnished on August 3, 2016**
> **File No. 000-52049**

Dear Mr. Waldis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.   In your Financial Analyst and Investor Day presentation held June 9, 2016 and earnings call held August 3, 2016, you discuss the number of subscribers on your personal cloud platform. Please tell us what consideration you have given to disclosing this metric and discussing any related trends in your Management's Discussion and Analysis section. See Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Revenues, page 33

2.   You disclose that AT&T and Verizon in the aggregate accounted for 75% of your revenues for the year ended December 31, 2015. In future filings, please revise your Management's Discussion and Analysis or Business sections to provide a narrative summary of the significant terms of any material agreements with either customer. Additionally, tell us what consideration you have given to filing as exhibits any agreements with Verizon. See Item 601(b)(10) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 96

3.   According to your disclosure on page 51 of your Schedule 14A, on January 1, 2015 you entered into employment agreements with each of your named executive officers other than Mr. Schuette. Please tell us why these have not been filed as exhibits. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Form 10-Q for the quarterly period ended June 30, 2016

Notes to Condensed Consolidated Financial Statements

Note 12. Legal Matters, page 21

4.   We note your disclosure that the former shareholders of Miyowa have filed an appeal with the Court of Appeals appealing the Court's dismissal of all claims. We refer you to prior comment 3 issued in our comment letter dated July 21, 2015 and your response filed August 17, 2015 in which you stated that you would include a statement in future filings disclosing either an estimate of the additional loss or range of loss, or state that such an estimate cannot be made, for the matter. Although we note this disclosure was included in your Forms 10-Q for the fiscal quarters ended June 30, 2015 and September 20, 2015, it has since been removed. Please note that this disclosure should continue to be included until the matter has reached final resolution.

Form 8-K furnished on August 3, 2016

5.   We note under the "Second Quarter and Recent Business Highlights" section that you disclose the amount and percentage of cloud services revenue included in non-GAAP revenue and the percentage growth but you do not provide this information as it relates to GAAP revenue. We also note that you present quarterly free cash flow in this section without presenting the comparable GAAP measure. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 ("the updated C&DIs"). Please revise in future filings.

6.   In your reconciliation of non-GAAP net income for diluted EPS, you present your non-GAAP adjustments "net of tax" which is inconsistent with Question 102.11 of the updated C&DIs. Please revise your presentation in future filings to show income taxes as a separate line item adjustment that is clearly explained.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572, or Christine Dietz, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitch Austin, Staff Attorney at (202) 551-3574 or Gabriel Eckstein, Staff Attorney at (202) 551-3286. If you require further assistance, do not hesitate to contact me at (202) 551-3449.

Sincerely,

/s/ Craig D. Wilson *for*

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services